FOR IMMEDIATE RELEASE

Contacts:
SHAREHOLDERS	MEDIA
1-800-225-1581	Sinead Martin - 617-760-8515

THE TRUSTEES OF THE PUTNAM FUNDS
ANNOUNCE CHANGE IN SHAREHOLDER MEETING DATE

BOSTON, Massachusetts (July 18, 2006) - Putnam Investments today announced that the previously-announced special meeting of shareholders of Putnam Managed High Yield Trust (NYSE: PTM) has been rescheduled from August 8, 2006 to August 25, 2006. The meeting has been called for shareholders to vote on a proposal to merge Putnam Managed High Yield Trust, a closed-end fund, into Putnam High Yield Trust, an open-end fund pursuing similar investment objectives and strategies. The meeting date was rescheduled due to a delay in mailing proxy materials relating to the proposed merger.

The rescheduled meeting will take place on August 25, 2006 at 11:00 a.m. at the offices of the funds, One Post Office Square, Boston, MA 01209.

Further information regarding the proposed merger, including a description of the Trustees’ reasons for approving it, is included in a prospectus/proxy statement that will be mailed in advance of the special meeting to Putnam Managed High Yield Trust shareholders of record as of May 30, 2006.

The completion of the merger transaction is subject to significant conditions, including approval by the shareholders of Putnam Managed High Yield Trust. There can be no assurance that the transaction will be completed.

About Putnam Investments: At Putnam Investments, the top priority remains prudently managing money for our nearly 10 million individual and institutional investors worldwide. Since 1937, the company’s values have been rooted in a profound sense of responsibility for the money entrusted to it. Putnam uses a research-driven team approach to seek consistent, dependable, superior investment results over time, although there is no guarantee a fund will meet its objectives. Putnam is committed to doing what's right for investors, including maintaining stringent investor protections for every Putnam fund.

Founded in 1937, Putnam Investments is one of the nation’s oldest and largest money management firms. As of June 30, 2006, Putnam managed $180 billion in assets, of which $119 billion is for mutual fund investors and $61 billion is for institutional clients. Putnam has headquarters in Boston and offices in London and Tokyo. For more information, go to www.putnam.com.

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Note: The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of a proxy. To receive a free copy of the prospectus/proxy statement relating to the proposed merger (which contains important information about fees, expenses and risk considerations), please call 1-800-225-1581. The prospectus/proxy statement is also available without charge on the SEC's website (www.sec.gov). Read the prospectus/proxy statement carefully before making any investment decision.